Exhibit 4.60

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on February 25, 2026, in connection with Fazenda Marangatu

Parties: Agropecuaria Moroti S.A., as seller, and A. del P. S.A., as buyer (the “Parties”).

Purpose: Private instrument among the Parties, dated February 25, 2026, for the sale of 549.00 hectares of farmland in the Municipality of Mariscal Estigarribia, Republic of Paraguay, for a total purchase price of US$903,000.00. Upon execution of the agreement, the buyer paid a down payment of US$50,000.00, which shall be credited against the purchase price, and the remaining balance of US$853,000.00 shall be paid upon execution of the public deed of transfer of the property.